UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 2)
RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
McRAE INDUSTRIES, INC.

(Name of Issuer)
McRAE INDUSTRIES, INC.
D. GARY McRAE
JAMES W. McRAE

(Name of Person(s) Filing Statement)
CLASS A COMMON STOCK, $1.00 PAR VALUE
CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)
582757209
582757308

(Respective CUSIP Numbers of Classes of Securities)
Marvin G. Kiser, Sr.
Vice President of Finance
400 North Main Street
Mount Gilead, North Carolina 27306
910-439-6147

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
COPIES TO:
Mark R. Busch, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
214 N. Tryon St., Suite 4700
Charlotte, North Carolina 28202
(704) 331-7400
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☒.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$800,000	$94.16

* The filing fee was determined based on the product of: (a) the estimated 56,140 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $14.25 per share of common stock (the “aggregate value”). The amount required to be paid with the filing of this Schedule 13E-3 equals .00011770 times the aggregate value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94.16

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	McRae Industries, Inc.

Date Filed:	August 18, 2005

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by McRae Industries, Inc., a Delaware corporation (the “Company”), D. Gary McRae and James W. McRae pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 promulgated thereunder, concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, which is referred to herein as the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment.
Item 1. Summary Term Sheet.
     The information set forth in the Proxy Statement under “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company is McRae Industries, Inc. The address of the principal executive offices of the Company is 400 North Main Street, Mount Gilead, North Carolina 27306. The telephone number of the Company is 910-439-6147.
     (b) Securities. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.
     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.
     (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
     (f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule 13E-3.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The business address and business telephone number of the Company, which is both the subject company and a filing person, are set forth in Item 2(a) above. D. Gary McRae’s and James W. McRae’s business address and business telephone number are the same as the Company’s. The information set forth in the Proxy Statement under “Security Ownership Of Directors And Executive Officers” concerning D. Gary McRae and James W. McRae is incorporated herein by reference.
     The executive officers and directors of the Company are set forth below.
Executive Officers
D. Gary McRae, President and Treasurer

Victor A. Karam, President — Footwear
James W. McRae, Vice President and Secretary
Marvin G. Kiser, Sr., Vice President of Finance and Controller
Board of Directors
D. Gary McRae, Chairman
Hilton J. Cochran
Brady W. Dickson
Victor A. Karam
Marvin G. Kiser, Sr.
James W. McRae
William H. Swan
     The address of each executive officer and director of the Company is c/o McRae Industries, Inc., 400 North Main Street, Mount Gilead, North Carolina 27306 and the telephone number is 910-439-6147.
     (b) Business and Background of Entities Other than the Company. Not Applicable.
     (c) Business and Background of Natural Persons. The information set forth in Item 3(a) above is incorporated herein by reference. The information set forth in the Proxy Statement under “Security Ownership Of Directors And Executive Officers” is incorporated herein by reference.
     During the last five years, neither the Company nor, to its knowledge, any of the Company’s directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the Company’s directors and executive officers are United States citizens.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “The Special Meeting,” and “Special Factors” is incorporated herein by reference.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors - No Appraisal or Dissenters’ Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. No provision has been made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transaction, Negotiations and Agreements.
     (a) Transactions. Not Applicable.
     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information contained in the section of the Proxy Statement entitled “Conduct of the Company’s Business after the Transaction” is incorporated herein by reference.
     (c) Plans.
(1)	None.

(2)	None.

(3)	The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special “Special Factors – Certain Effects of the Transaction” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Transaction,” and “Special Factors – Certain Effects of the Transaction” and is incorporated herein by reference.

(7)	The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Transaction,” and “Special Factors – Certain Effects of the Transaction” and is incorporated herein by reference.

(8)	The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Transaction,” and “Special Factors – Certain Effects of the Transaction” and is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors — Background of the Transaction,” and “Special Factors — Purposes and Reasons for the Transaction” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Proxy Statement under “Special Factors - Background of the Transaction” and “Special Factors — Alternatives Considered” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors — Background of the Transaction,” and “Special Factors — Purposes and Reasons for the Transaction” is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Summary Financial Information — Summary Pro Forma Financial Information,” “Special Factors - Certain Effects of the Transaction,” “Special Factors — U.S. Federal Income Tax Consequences,” and “Special Factors — Conduct of the Company’s Business After the Transaction” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Proxy Statement under “Special Factors - Recommendation of the Special Committee,” “Special Factors — Recommendation of the Board of Directors” and “Special Factors — Opinion of the Financial Advisor” is incorporated herein by reference.
     (b) Factors considered in determining fairness. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Special Committee,” “Special Factors - Recommendation of the Board of Directors” and “Special Factors — Opinion of the Financial Advisor” is incorporated herein by reference.
     (c) Approval of Security Holders. The Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.
     (d) Unaffiliated representative. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Special Committee,” “Special Factors — Recommendation of the Board of Directors” and “Special Factors — Opinion of the Financial Advisor” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Special Committee” and “Special Factors — Recommendation of the Board of Directors” is incorporated herein by reference.
     (f) Other offers. Not Applicable.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) Report, Opinion or Appraisals. The information set forth in the Proxy Statement under “Special Factors — Opinion of the Financial Advisor” is incorporated herein by reference.
     (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction,” “Special Factors — Recommendation of the Special Committee” and “Special Factors — Opinion of the Financial Advisor” is incorporated herein by reference.
     (c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors — Opinion of the Financial Advisor” and “Where You Can Find More Information” is incorporated herein by reference. In addition, the full text of the opinion of the financial advisor to the board of directors was attached as Appendix C to the Proxy Statement and is incorporated by reference herein as Exhibit 16(c)(1) and the financial advisor’s report to the board of directors is attached hereto as Exhibit 16(c)(2). The opinion and report prepared by the financial advisor will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of funds. The information set forth in the Proxy Statement under “Special Factors - Source of Funds and Financing of the Transaction” is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (c) Expenses. The information set forth in the Proxy Statement under “Special Factors - Source of Funds and Financing of the Transaction” is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Directors and Executive Officers” is incorporated herein by reference. As applicable, the address for any person required to provide such information pursuant to this Item 11 is c/o McRae Industries, Inc., 400 North Main Street, Mount Gilead, North Carolina 27306.
     (b) Securities Transactions. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under “Summary Term Sheet — Vote Required,” “The Special Meeting — Vote Required” and “Special Factors — Purpose and Reasons for the Transaction” incorporated herein by reference.
     (e) Recommendations of Others. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Special Committee,” “Special Factors — Recommendation of the Board of Directors” and “Special Factors — Purpose and Reasons for the Transaction” is incorporated herein by reference.
Item 13. Financial Information.
     (a) Financial Information. The audited financial statements contained in the Company’s Annual Report on Form 10-K for the year ended July 31, 2004, as amended by the Form 10-K/A filed on December 23, 2004, and the unaudited financial statements contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005 are incorporated herein by reference. The information in the Proxy Statement referred to in “Summary Financial Information - Summary Historical Financial Information,” “Documents Incorporated by Reference,” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro Forma Information. The information set forth in the Proxy Statement under “Summary Financial Information — Summary Pro Forma Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.

     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Special Factors — Source of Funds and Financing of the Transaction” and “Cost of Solicitation of Proxies” is incorporated herein by reference.
Item 15. Additional Information.
     (b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16. Exhibits.
(a)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 18, 2005, is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Opinion of Oxford Advisors, LLC to the special committee dated June 10, 2005 (Appendix C to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 10, 2005), is incorporated herein by reference.

(c)(2)	Presentation materials prepared by Oxford Advisors, LLC for the Special Committee and the Board of Directors meetings on May 31, 2005 filed as exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on June 10, 2005, are incorporated herein by reference.

(d)(1)	Operating Agreement of McRae A Investment Company, LLC filed as Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae A Investment Company, LLC on November 17, 2000 relating to the Company’s $1.00 Par Value Class A Common Stock, is incorporated herein by reference.

(d)(2)	Operating Agreement of McRae B Investment Company, LLC filed as Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae A Investment Company, LLC on November 17, 2000 relating to the Company’s $1.00 Par Value Class B Common Stock, is incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2005

McRAE INDUSTRIES, INC.

/s/ D. Gary McRae

D. Gary McRae Chairman of the Board and President

/s/ D. Gary McRae

D. GARY McRAE

/s/ James W. McRae

JAMES W. McRAE

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 18, 2005, is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Opinion of Oxford Advisors, LLC to the special committee dated June 10, 2005 (Appendix C to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 10, 2005), is incorporated herein by reference.

(c)(2)	Presentation materials prepared by Oxford Advisors, LLC for the Special Committee and the Board of Directors meetings on May 31, 2005 filed as exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on June 10, 2005, are incorporated herein by reference.

(d)(1)	Operating Agreement of McRae A Investment Company, LLC filed as Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae A Investment Company, LLC on November 17, 2000 relating to the Company’s $1.00 Par Value Class A Common Stock, is incorporated herein by reference.

(d)(2)	Operating Agreement of McRae B Investment Company, LLC filed as Exhibit 2 to the Schedule 13D filed by D. Gary McRae, James W. McRae and McRae A Investment Company, LLC on November 17, 2000 relating to the Company’s $1.00 Par Value Class B Common Stock, is incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.